UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) Press release provided in Copenhagen dated July 9, 2002 relating to the Share Purchase and Exchange Offer regarding the Exchange Ratio, is attached hereto as Attachment 1.

Item 2. ***Informational Legends***

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description
II.1	Copy of the press release provided in Copenhagen dated July 9, 2002, as attached hereto as Attachment 1.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Not applicable.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: July 10, 2002

By: /s/ JOHN G. CONNORS

Name: John G. Connors
Title: Senior Vice President; Chief Financial Officer

ATTACHMENT 1

[LETTERHEAD OF MICROSOFT CORPORATION]

Microsoft

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
DK-1007 Copenhagen K
Fax: 33 12 86 13

FOR PUBLICATION

9 July 2002

Share Purchase and Exchange Offer regarding Navision a/s ("Navision")-Exchange Ratio

In continuation of Microsoft Corporation's ("Microsoft") announcement yesterday that the Share Purchase and Exchange Offer is now unconditional and will be executed, Microsoft hereby announces that the Exchange Ratio, as defined in the Offer Document, can be calculated as follows:

Offer Price:	DKK 300
Microsoft average Closing Price:	USD 52.868
Conversion Rate:	DKK 7.56702 to USD 1
Microsoft average Closing Price:	DKK 400.05 (USD 52.868 x 7.56702)
Exchange Ratio:	300 divided by 400.05 = 0.74991

Microsoft average Closing Price is calculated as the average Closing Price of Microsoft Shares on the Nasdaq Stock Market as of 16.00 hours (4.00 p.m.) Eastern Time on 1, 2, 3, 5 and 8 July 2002.

The Conversion Rate is the average exchange rate DKK to USD quoted by the Danish National Bank ("Nationalbankens valutakurs") at or around 2.15 p.m. on 1, 2, 3, 5 and 8 July 2002.

Navision Shareholders, who have elected Stock Consideration, will thus for each Navision Share of DKK 1 receive 0.74991 Microsoft Shares. The Exchange Ratio has been calculated to five digits, with the last digit always rounded up.

As mentioned in the Offer Document, Section 12.1.5.3, Microsoft will not issue any fractional shares. If the exchange of shares does not result in Shareholders receiving a whole number of Microsoft Shares, such Shareholder will receive cash payment representing the value of such fractional share.

Capitalised terms used in this announcement and not otherwise defined in the announcement shall have the same meanings as set forth in the Offer Document.

Yours sincerely,

Microsoft Corporation